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                                         Filed by Accredo Health, Incorporated
                                         pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         filed pursuant to Rule 14a-12 under the
                                         Securities Exchange Act of 1934.

                                         Subject Company:  Gentiva Health
                                         Services, Inc.
                                         Commission File No.  001-15669

                                         Date:  May 13, 2002

On May 13, 2002, Accredo Health, Incorporated issued the following press release:

                                              Financial Contact: Joel Kimbrough
                                                                   901.385.3621
                                       Investor Relations Contact: Kerry Finney
                                                                   901.381.7442

For Immediate Release

SEC DECLARES ACCREDO-GENTIVA REGISTRATION STATEMENT TO BE EFFECTIVE

Memphis, TN, May 13, 2002 - Accredo Health, Incorporated (NASDAQ:ACDO) announced today that the Securities and Exchange Commission (SEC) has declared effective the Form S-4 Registration Statement related to the pending acquisition of the Specialty Pharmaceutical Services (SPS) division of Gentiva Health Services, Inc. (NASDAQ:GTIV). The acquisition of the SPS division remains contingent upon approval by the shareholders of Accredo and Gentiva and other customary closing conditions. Proxy materials are expected to be mailed this week to the registered shareholders of each company. Accredo will hold its special shareholders meeting on Wednesday, June 12, 2002, at 9:00 am CDT at its Memphis corporate offices. Gentiva Health Services, Inc. has set its shareholders meeting for the same time. Assuming approval by the shareholders of both Companies, closing of the transaction will occur within 2 days after the special meetings.

Gentiva's SPS division includes the distribution of all eight of the major product lines distributed by Accredo, including Avonex(R), Cerezyme(R), growth hormone, hemophilia clotting factor, IVIG, Remicade(R), Synagis(R), and Tracleer(TM). In addition, Accredo will add eight Gentiva products as new Accredo product lines including Adagen(R), Delatestryl(R), Enbrel(R), Flolan(R), Lovenox(R), Oncaspar(R), Oxandrin(R), and Rilutek(R). The SPS division of Gentiva recorded $739 million in revenues for its calendar year 2001. Accredo intends to retain approximately 75% of those revenues, and the acquisition will be immediately accretive to earnings.
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Accredo Health, Incorporated and its two wholly owned subsidiaries, Hemophilia
Health Services, Inc. and Nova Factor, Inc., provide specialized contract pharmacy and related services pursuant to agreements with biopharmaceutical drug manufacturers relating to the treatment of patients with certain costly, chronic diseases. The Company's services include collection of timely drug utilization and patient compliance information, patient education and monitoring through the use of written materials and telephonic consultation, reimbursement expertise and overnight drug delivery.

In addition to historical information, certain of the statements in the preceding paragraphs, particularly those anticipating future financial performance, business prospects and growth and operating strategies constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as anticipate, believe, estimate, expect, intend, predict, hope or similar expressions. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, satisfaction of approvals and conditions applicable to the SPS purchase transaction described above, the loss of a biopharmaceutical relationship, our inability to sell existing products, the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in healthcare policies and structure, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the ability to obtain products from suppliers, reliance on strategic alliances, the ability to expand through joint ventures and acquisitions, the ability to maintain pricing arrangements with suppliers that preserve margins, the need for and ability to obtain additional capital, the seasonality and variability of operating results, the Company's ability to implement its strategies and achieve its objectives and the risks and uncertainties described in reports filed by Accredo with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation, cautionary statements under the heading "Risk Factors" made in Accredo's 2001 Annual Report on Form 10-K, Accredo's latest quarterly report on 10-Q and the Form S-4 Registration Statement as amended jointly filed by Accredo and Gentiva Health Services, Inc.

                                      ###

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Accredo and Gentiva have filed a joint proxy statement/prospectus and Accredo has filed a registration statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT BECAUSE IMPORTANT INFORMATION IS CONTAINED THEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and registration statement and other documents filed by Accredo and Gentiva with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and registration statement and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Accredo's filings may be obtained by directing a request to Accredo Health, Incorporated, 1640 Century Center Parkway, Suite 101, Memphis, TN 38134, Attn: Thomas W. Bell, Jr. Free copies of Gentiva's filings may be obtained by directing a request to Gentiva Health Services, Inc., 3


                                       2
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Huntington Quadrangle 2S, Melville, NY 11747-8943, Attn: Michael Johns, Vice
President, Communications.

PARTICIPANTS IN THE SOLICITATION

Accredo, Gentiva and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Accredo's and Gentiva's stockholders under the rules of the Commission is set forth in public filings filed by Accredo and Gentiva with the Commission and in the joint proxy statement/prospectus.